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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G
    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 2)*

                  THE TODD-AO CORPORATION
                      (Name of Issuer)

             Class A Common Shares, $.01 par value
                (Title of Class of Securities)

                          888896107
                        (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                      Page 1 of 5 Pages

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CUSIP No. 888896107          13G           Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Salah M. Hassanein
   Social Security No. 103 22 1884

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

NUMBER OF	     5    SOLE VOTING POWER
SHARES                         539,043 (See Introductory Note)
BENEFICIALLY	    6    SHARED VOTING POWER
OWNED BY	           None (See Introductory Note)
EACH		    7    SOLE DISPOSITIVE POWER
REPORTING	           539,043 (See Introductory Note)
PERSON	    8    SHARED DISPOSITIVE POWER
WITH		           None (See Introductory Note)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         539,043 (See Explanatory Note)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* /  /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.47%

12   TYPE OF REPORTING PERSON*

     IN

             *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 888896107          13G           Page 3 of 5 Pages

Explanatory Note

This statement on Schedule 13G is being filed by Salah M.
Hassanein, the President and Chief Executive Officer of
The Todd-AO Corporation. Mr. Hassanein's indicated share ownership as at December 31, 1996 includes 132,000 shares underlying stock options exercisable within 60 days.
For purposes of computing the percent of class represented by Mr. Hassanein's shareholdings, these underlying shares are assumed to have been issued and outstanding as at December 31, 1996.

Item 1 (a). Name of Issuer:

            THE TODD-AO CORPORATION

Item 1 (b). Address of Issuer's Principal Executive
            Offices:

            172 Golden Gate Avenue
            San Francisco, CA 94102

Item 2 (a). Name of Persons Filing:

            Salah M. Hassanein

Item 2 (b). Address of Principal Business Office:

            514 Via De La Valle
            Suite 300A
            Solana Beach, CA 92075

Item 2 (c). Citizenship:

           United States

Item 2 (d). Title of Class of Securities:

            Class A Common Shares, $.01 par value

Item 2 (e). Cusip Number:  888896107

Item 3.  Not Applicable

Item 4 (a) Amount Beneficially Owned:  539,043 (See Explanatory Note)

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CUSIP No. 888896107          13G           Page 4 of 5 Pages

Item 4 (b) Percent of Class:  6.47% (See Explanatory Note)

Item 4 (c) Number of shares as to which the undersigned has:

       (i) sole power to vote or direct the vote: 539,043

       (ii)  shared power to vote or direct the vote: 0

       (iii) sole power to dispose or to direct the disposition of: 539,043

       (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the
        fact that as of the date hereof the reporting
        person has ceased to be the beneficial owner of
        more than five percent of the class of
        securities, check the following    [  ]

Item 6. Ownership of More Than Five Percent on Behalf of
        Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the
        Parent Holding Company: Not Applicable

Item 8. Identification and Classification of Members of the
        Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




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CUSIP No. 888896107          13G           Page 5 of 5 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Salah M. Hassanein

Salah M. Hassanein

Dated:  February 11, 1997